UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Riverview Financial Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	38-3917371
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3901 North Front Street, Harrisburg, Pennsylvania 17110

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (717) 957-2196

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Voting Common Stock	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.

Securities Act registration statement or Regulation A offering statement file number to which this form relates:                                 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of class)

(Title of class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Riverview Financial Corporation (“Riverview”) is filing this Form 8-A in connection with its submission of an application to NASDAQ to cause the voting common stock of Riverview to be listed on The NASDAQ Stock Market LLC.

Item 1. Description of Registrant’s Securities to be Registered.

Authorized Capital.

General. The authorized capital stock of Riverview Financial consists of twenty million shares of common stock, no par value per share (“Voting Common Stock”), one million, three hundred forty-eight thousand, eight hundred nine shares of nonvoting common stock, no par value per share (“Nonvoting Common Stock” and, together with the Voting Common Stock, the “Common Stock”), and three million shares of preferred stock, no par value per share (“Preferred Stock”). As of May 31, 2018, there were 7,742,607 shares of Voting Common Stock, 1,348,809 shares of Nonvoting Common Stock and no shares of Preferred Stock outstanding.

Conversion Rights. The Nonvoting Common Stock is convertible, on a one for one basis, into shares of Voting Common Stock, either upon request of the holder of the Nonvoting Common Stock or of Riverview Financial, provided that the holder of Nonvoting Common Stock and its affiliates may not, as a result of conversion, own or control a greater percentage of any class of voting securities of Riverview Financial than is permitted by both Riverview Financial’s regulators and its board of directors. Each share of Nonvoting Common Stock will automatically convert into one share of Voting Common Stock on the date a holder of Nonvoting Common Stock transfers any shares of Nonvoting Common Stock:

•	to Riverview Financial;

•	in a widely distributed public offering of Common Stock Or Nonvoting Common Stock;

•

as part of an offering that is not a widely distributed public offering of Voting Common Stock but is one in which no one transferee (or group of associated transferees) acquires the rights to receive two percent (2%) or more of any class of the voting securities of Riverview Financial, then outstanding (including pursuant to a related series of transfers);

•	as part of a transfer of Voting Common Stock to an underwriter for the purpose of conducting a widely distributed public offering;

•	to a transferee that controls more than fifty percent (50%) of the voting securities of Riverview Financial without giving effect to such transfer; or

•	that is part of a transaction approved by the Board of Governors of the Federal Reserve System.

The one for one ratio for converting the Nonvoting Common Stock into Voting Common Stock is subject to adjustment due to the following corporate transactions affecting the Voting Common Stock: division, combination or consolidated, reclassification, reverse stock split or similar transactions increasing or reducing the outstanding Common Stock. In addition, the conversion ratio will be equitably adjusted if the Common Stock is changed into the same or a different number of shares of any other class or classes of stock, or upon a capital reorganization or merger (other than a subdivision, combination, reclassification or exchange of shares as provide above) so that the holders of Nonvoting Common Stock are able to receive upon conversion the same interest they would have received had they converted the Nonvoting Common Stock into Voting Common Stock prior to such event having occurred.

Voting Rights.

Voting Common Stock. The holders of Riverview Financial’s Voting Common Stock possess exclusive voting rights in Riverview Financial, and are entitled to one vote per share of Voting Common Stock owned on all matters submitted to a vote of shareholders of Riverview Financial. Holders of Voting Common Stock are not entitled to cumulate their voting for the election of directors.

Nonvoting Common Stock. The holders of Nonvoting Common Stock do not have any voting rights, except as may be required by law. However, so long as any shares of Nonvoting Common Stock are issued and outstanding, the Corporation will not (including by means of merger, consolidation or otherwise), without obtaining the approval of the holders of a majority of the issued and outstanding shares of Nonvoting Common Stock, (i) alter or change the rights, preferences, privileges or restrictions provided for the benefit of the holders of the Nonvoting Common Stock, (ii) decrease the authorized number of shares of Nonvoting Common Stock or (iii) enter into any agreement, merger or business consolidation, or engage in any other transaction, or take any action that would have the effect of changing any preference or any relative or other right provided for the benefit of the holders of the Nonvoting Common Stock. In the event that the Corporation offers to repurchase shares of Common Stock from its shareholders in general, the Corporation shall offer to repurchase shares of Nonvoting Common Stock pro rata based upon the number of shares of Common Stock such holders would be entitled to receive if such shares were converted into shares of Common Stock immediately prior to such repurchase

Preferred Stock. Riverview Financial’s board may issue Preferred Stock with such rights, preferences and other terms, including voting rights, as it deems desirable at the time of issuance.

Dividends; Liquidation Preference.

All holders of Common Stock are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The rights of holders of Preferred Stock to dividends or upon the event of liquidation will be determined by the rights accorded to Preferred Stock upon its issuance and may be superior to the rights and preferences accorded to other classes of equity, including the Common Stock.

Preemptive Rights.

There are no preemptive rights with respect to the Common Stock of Riverview Financial. The rights of holders of Preferred Stock with respect to preemptive rights will be determined upon by the rights accorded to Preferred Stock upon its issuance.

Shareholder Nomination of Directors.

Under Riverview Financial’s bylaws, any shareholder who intends to nominate any candidate for election to Riverview Financial’s board of directors (other than any candidate proposed by Riverview Financial’s then existing board of directors) is required to notify the secretary of Riverview Financial, in writing, not less than sixty (60) days prior to the date of any meeting of shareholders called for the election of directors, specifying: (1) the name and address of each proposed nominee; (2) the age of each proposed nominee; (3) the principal occupation and address of the place of business of each proposed nominee; (4) the number of shares of Riverview Financial stock owned by each proposed nominee; (5) the total number of shares that, to the knowledge of the notifying shareholder, will be voted for each proposed nominee; (6) the name and residence address of the notifying shareholder; and (7) the number of shares of Riverview Financial stock owned by the notifying shareholder.

Any nominations for a director not made in accordance with Riverview Financial’s bylaws will be disregarded, and any votes cast for each such nominee will be disregarded. In the event that the same person is nominated by more than one shareholder, if at least one nomination for such person complies with Riverview Financial’s bylaws, the nomination will be honored and all votes cast for such nominee will be counted.

Number and Classification of Directors.

The number of directors of Riverview Financial may not be more than twenty five (25) or less than seven (7), and within that range, the full number of the board of directors may be fixed by resolution of the board of directors from time to time. Directors are elected for terms of three years, and until their successors are elected and have qualified, and are divided into three (3) classes (Class 1, 2 and 3), with each class as nearly equal in number as possible. The term of only one class of director expires each year.

Anti-Takeover Provisions.

Provisions of Pennsylvania law and of Riverview Financial’s Articles of Incorporation and Bylaws could make it more difficult for a third party to acquire control of Riverview Financial or have the effect of discouraging or making more difficult the acquisition of control over Riverview Financial by means of a hostile tender offer, exchange offer, proxy contest or similar transaction, including the following: (i) shareholders may not exercise cumulative voting rights in the election of directors; (ii) the board of directors is classified into three classes, and the terms of directors of each class are staggered; (iii) shareholders may not call a special meeting; (iv) the vote required for certain business combinations is greater than a majority vote; and (v) amendment of many of the foregoing provisions also requires a greater than majority vote of shareholders. See “Required Vote for Certain Business Combinations”, “Amendment of Articles of Incorporation,” and “Amendment of Bylaws”, below.

In addition, Riverview Financial is a “registered corporation” under Pennsylvania law, subjecting it to several statutory provisions that are anti-takeover in nature unless Riverview Financial amends its Articles and Bylaws to opt out of these provisions. Several of these statutory provisions will only begin to apply to Riverview upon the effectiveness of this Form 8-A. Specifically, shareholders who own 20% or more of the outstanding shares of Voting Common Stock (“Controlling Shares”): (i) may be required to pay all shareholders the “fair value” of their shares, determined by reference to the highest price paid for the Controlling Shares, (ii) may not engage in a business combination with Riverview except with required board and shareholder approval and provided that the transaction meets required minimum amount and type of consideration requirements, (iii) may require shareholder approval to vote acquired shares above each of the 20%, 33 1/3% and 50% levels of ownership of Voting Common Stock, and (iv) may be required to disgorge profit realized from the disposition of Riverview securities within 18 months after obtaining Controller status if the security was acquired within 24 months before, or 18 months after obtaining that status.

Other provisions of Pennsylvania law that apply to Riverview Financial due to its status as registered corporation include provisions that allow Riverview Financial to: restrict the calling of special meetings by shareholders, amend bylaws that are otherwise committed to shareholder action, permit shareholders to act by less than unanimous consent, vary the number of votes of directors and not produce a shareholders list at its shareholder meetings.

Amendment of Articles of Incorporation.

Under the Pennsylvania Business Corporation Law of 1988, an amendment to a company’s Articles of Incorporation requires the approval of its board of directors and, except in limited cases where a greater vote may be required, the affirmative vote of holders of a majority of the votes cast by all shareholders entitled to vote on the matter and the affirmative vote of holders of a majority of the votes cast by all shareholders within each class or series of shares if such class or series is entitled to vote on the matter as a class.

Article 8 (composition of board of directors), Article 9 (no cumulative voting rights for the election of directors or otherwise), Article 10 (no preemptive rights), Article 11 (factors of consideration for best interest determination), Article 12 (approval of a merger, merger, share exchange or transfer of assets), Article 13 (exemption from monetary damages for directors in certain cases), Article 14 (action and meeting of shareholders), and Article 15 (amendment to the articles of incorporation) of Riverview Financial’s Articles of Incorporation may not be amended except upon the approval of the affirmative vote of the holders of at least seventy percent (70%) of the outstanding shares entitled to vote at a meeting duly called and held, or such greater vote as required by law. Notwithstanding the foregoing, if at least seventy percent (70%) of the members of the board of directors of Riverview Financial who have been in office for at least one year at the time of proposal of the amendment approve the amendment at a duly called and held meeting of the board of directors, the amendment will only require such shareholder approval as is specified by the applicable provisions of the PBCL (i.e., a majority of the votes cast by shareholders). Any amendment to Riverview Financial’s Articles of Incorporation, other than an amendment to the specific articles noted above, may be approved pursuant to the applicable provisions of the PBCL.

Amendment of Bylaws.

Riverview Financial’s Bylaws may be altered, amended or repealed by the affirmative vote of the majority of the whole number of directors, subject, however, to the power of the shareholders to make, amend, alter, change or repeal the bylaws by the affirmative vote of the holders of not less than seventy percent (70%) of the voting power of the then outstanding shares of capital stock of Riverview Financial entitled to vote generally in the election of directors.

Required Vote for Certain Business Combinations.

Under Riverview Financial’s Articles of Incorporation, the affirmative vote of at least seventy percent (70%) of the outstanding shares of Riverview Financial (or such greater vote as required by law) is required to approve any (a) merger or merger of Riverview Financial with or into any other corporation, person or entity (collectively, a “Person”), pursuant to which the approval of the shareholders of Riverview Financial would be required under the PBCL; (b) share exchange in which a Person acquires the issued and outstanding shares of capital stock of Riverview Financial pursuant to a vote of shareholders; (c) sale, lease, exchange or other transfer of all, or substantially all, of the assets of Riverview Financial to any other Person; or (d) transaction similar to, or having a similar effect as, any of the foregoing transactions. Such shareholder approval, however, is not required for any transaction that is approved in advance by seventy percent (70%) of the members of Riverview Financial’s board of directors who have been in office for at least one year (or, if Riverview Financial has been in existence less than one year at the time of the proposed transaction, since the inception of Riverview Financial) at a meeting duly called and held, in which case shareholder approval of any such transaction is required to be obtained in accordance with the applicable provisions of the PBCL (i.e. , a majority of the votes cast).

Item 2. Exhibits.

None.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Riverview Financial Corporation

Date: August 9, 2018	By:	/s/ Kirk D. Fox
Kirk D. Fox, Chief Executive Officer

7